Filed by Fusion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: February 12, 2021

On February 12, 2021, Fusion Acquisition Corp., a Delaware corporation (the “Company”), held a pre-recorded investor call to discuss its previously announced business combination (the “Business Combination”) with MoneyLion Inc. (“MoneyLion”). A copy of the transcript for the call is set forth below.

Business Combination Call Transcript

Friday, February 12, 2021

Source: Intrado Webcast Services

Business Combination Call	Friday, February 12, 2021

Operator: Good morning, everyone, and thank you for participating in today’s conference call to discuss the Fusion Acquisition Corp and MoneyLion business combination. Joining us today are Fusion Acquisition Corp CEO John James and CFO Jeff Gary, and MoneyLion co-founder and CEO Dee Choubey and CFO Rick Correia, as well as Cody Slach, senior managing director with Gateway Group.

On today’s webcast, Fusion has made available slide presentations that will follow along with the presented commentary. The presentation, as well as the Form 8K containing the merger agreement and the other agreements related to the business combination, were filed by Fusion with the US Securities and Exchange Commission, and can be found on their website at www.sec.gov. Today’s call has been prerecorded and will not include a Q&A session.

Before we go further, I will turn the call over to Mr Slach so he can read the safe harbor statement within the meaning of the Private Securities Litigation Reform Act of 1995 that provides important cautions regarding forward-looking statements.

Cody Slach: Thank you. I would like to begin by reminding everyone that the discussion today may contain forward-looking statements, including but not limited to Fusion’s and MoneyLion’s expectations or predictions of future financial or business performance or conditions, the industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and they are not guarantees of performance. You should not put undue reliance on these statements. You are encouraged to read the press release issued today, the accompanying presentation and Fusion’s filings with the SEC for a discussion of the risks that can affect the transaction and the business of MoneyLion after completion of the proposed transaction. In today’s remarks, we will also refer to certain non-GAAP financial measures. Definitions of these non-GAAP financial measures are available in the appendix to the investor presentation. We refer you to the disclaimers found in the investor presentation for additional information.

I’d like to remind everyone that this call will be available for telephone replay, starting later today. A webcast replay will also be available via the link provided in today’s press release, as well as on both MoneyLion’s and Fusion’s websites. Now I would like to turn the call over to the CEO of Fusion Acquisition Corp, John James. John.

John James: Thank you, Cody, and good morning, everyone. It is great to be here with you today. Our team is very excited to discuss Fusion’s proposed business combination with MoneyLion, which we see as the nation’s leading digital banking solution. First, I will provide a brief rundown on our SPAC. Fusion is led by our chairman, Jim Ross, a financial products innovator with an expansive career creating and innovating ETFs, including the first US listed ETF--SPY. I have spent over 20 years on both the principal and the advisory sides of financial services firms, as well as founding and incorporating multiple tech businesses. Our CFO, Jeff Gary, whom you will hear from shortly, has built a career as a portfolio manager with institutions like AIG and BlackRock, and has experience as a public company director. Fusion IPO’d in June 2020, raising $350 million with a vision to merge with a market-leading fintech company with an enterprise value of between $750 million and $3 billion. We believe MoneyLion meets all of the investment objectives we established at the IPO, which are listed on slide 5. We believe that MoneyLion is at the perfect high-growth inflection point that makes accessing public markets a logical next step. This will be the first publicly traded neo-bank, which in itself creates huge scarcity value for the company. Unlike its peers, MoneyLion has purpose-built its technology and operates a holistic platform with multiple products, multiple revenue streams with strong unit economics, and is balance-sheet-light. We believe that, in today’s market, there are scarce opportunities to invest in high-growth businesses built for profitability like MoneyLion. We look forward to partnering with the company’s highly experienced team of technologists and financial product experts to accelerate growth post merger. On that note, I am going to hand you over to Jeff, who will provide some transaction highlights before Dee tells you more about this exciting opportunity. Jeff?

Business Combination Call	Friday, February 12, 2021

Jeff Gary: Thank you, John. This is Jeff Gary, and good morning, everyone. It is my pleasure to introduce MoneyLion to you today. MoneyLion has built a differentiated technology platform with multiple revenue streams and very high growth rates. We believe this is a very compelling opportunity, and the transaction highlights are summarized on slide 6. The contemplated transaction value is $2.4 billion, inclusive of the roughly $460 million in net proceeds, including from this transaction. This represents only a 9x multiple on 2022 revenue, and we see this as a meaningful discount to the peer group. MoneyLion shareholders have very high conviction in its future and will roll substantially all their equity and are expected to own 78% of the post-business-combination company on a pro forma basis, assuming no redemptions by Fusion shareholders. We expect the transaction to close in the first half of 2021. Now I would like to introduce Dee, the CEO and co-founder of MoneyLion. Over to you, Dee.

Dee Choubey: Thank you, John and Jeff. My name is Dee Choubey. I am the co-founder and CEO of MoneyLion. I am pleased to be here today to tell you our story. I will begin on slide 8. We started MoneyLion in 2013 with myself and two co-founders, and prior to MoneyLion I worked over a decade in the world’s largest banks and had a front-row seat to the evolution of consumer finance across the LBO boom in the mid-2000s and through the credit crises of 2000 and 2009. A lot of the technology and trends that have driven fintech over the last decade were designed and developed then. The US regulator became vocal inside the large money center banks and really impacted the slope of technological innovation. All the while, Silicon Valley companies like Facebook, Twitter, Netflix, Google were teaching American consumers new ways of interacting digitally, and these new modes of interactions were not quickly making it over to financial transactions. And this created an opportunity for us to build powerful financial technology directly for American consumers. Here at MoneyLion, we have taken a contrarian approach over the last many years. We are indeed a digital bank, but we are also an investment advisor to our consumers. We service our customers in times of excess, and we also service our customers in times of need. We provide credit to our customers when they have that time of need. And our differentiating element continues to be that we provide advice around what to do with the next dollar to consumers who have been left out of the financial game.

Our vision is a bold one. We do not believe that the bank of the future is just a rote checking account. Instead, we believe that the bank of the future is a lifestyle, a daily destination where our members are spending 60, 90, 120 seconds daily interacting with their financial lives and getting better. On slide 9, I want to take a minute to highlight what we believe is the most innovative team in American fintech. We have brought in the best from Silicon Valley, from operations, from product and design, from brand. Our platform has been built to tell a story that transcends access to empowerment and allows everyone to level up in the game of finance. This has been built by our CMO, Bill Davaris, who we brought in from Ogilvy.

Business Combination Call	Friday, February 12, 2021

If you look at my background, if you look at Rick Correia’s background, our CFO who you will hear from later in the presentation, Rick was the chief operating officer of Surveyor Capital at Citadel. He brought with him a set of knowhow that has made Citadel special – all-around risk management, treasury management. We have been able to take that knowhow and marry it with a brand new proprietary tech stack that allows us to operate at scale today. As a team, we have deep understanding of quantitative finance, product building, artificial intelligence and machine learning, and we have put together a world-class team here to build the dominant digital finance platform of the future.

To go to slide 10, the big monster we are attacking is the built-in business model of inertia throughout the banking system. Billions of dollars of public bank market capitalization are backed by overdraft fees, NSF fees and service fees. You will see in slide 11 that we take a simple approach to attacking that. We are identifying a large segment of the population that is underserved. A hundred-plus million Americans are in need of a financial partner. They are paying over $250 billion every year in fees just to have a checking account. We are taking a data-driven approach to serving those customers. We are ingesting billions of data points across financial inflection points. What has really happened over the last 10 years is that the ability to ingest data from different sources allows us to really create unique and personalized experiences for our customers. And after that, we are then able to leverage our platform approach to drive engagement with our low-friction, high-conversion products in times of need and in times of excess. As a management team, we never really understood just building a single-threaded, single revenue stream around financial products. We have been able to increase ARPU per member by taking a platform approach, and we are driving a low-cost-of-acquisition and low-cost-of-service model.

Next, we are constantly innovating our platform. We are reimagining what next to offer our members. Our tech stack allows for fast innovation and, because of this, we are able to bring new products, features and rewards to our members in fast cycles. And finally, the last part of our strategy is to generate mutual benefit. You will see that, at every all-hands, in every meeting that we have with our team members, we all coalesce around providing financial access to our customers, because we believe that, as savings rates increase, as credit scores increase, value accretes to our customers and they become long-term members of the MoneyLion community.

On slide 12, you will see our metrics give us a lot of confidence in our strategy. In 2020 we accelerated our users with financial accounts to 1.4 million. Our 2020 exit run rate net revenue was $102 million, representing a 200%-plus year-over-year growth. Our proprietary and automated tech platform, married with our consumer insights, delivered product market fit in a unique value exchange with our customers. The two most important numbers on slide 12 are the bottom two. We are able to deliver a less-than-four-month payback period in our CAC to our customers, and we saw that our platform approach was working well. We saw that users nicely adopt a first financial account, and then in their journey take multiple features and accounts with us. This drives an attractive contribution margin profile. We had a 61% contribution profit profile in the last 12 months. As the platform approach establishes, we will be able to drive the contribution margin even further up throughout the projection period.

Business Combination Call	Friday, February 12, 2021

Going to slide 13, as we exit 2020 with strong foundations of financial performance and product market fit, we knew that the time is now to accelerate into what we see as a very large target market. Over a hundred-plus million Americans are disadvantaged by the current financial system, and they are paying a significant amount in fees. When we break up that $250 billion of fee pool into its components, $200-plus billion are just embedded in e-commerce. Just debit and credit interchange that consumers are paying is amounting to a significant risk premium. When we talk about the business model of inertia, there is $42 billion today that are paid every year to banks for overdraft fees and NSF fees. And we believe that the technological approach that we are taking accretes value back to consumers, as well as to MoneyLion. There is $10-plus billion of fees paid to the burgeoning digital robo-advisors. And we believe that our model, with our technology and our product differentiation, attacks that large fee pool as well.

As you go to the next page on slide 14, our confidence in penetrating a large addressable market with large fee pools stems from how we have architected our technology stack. When we built the business in 2013, my other co-founders were senior data scientists and artificial intelligence and machine learning experts. And we decided that the problem in the market was that a lot of the incumbent financial institutions were taking a one-size-fits-all approach, and they had monolithic technology stacks that were hemmed and hawed together through multiple mergers and acquisitions across multiple decades. And this was causing friction for consumers. Oftentimes, in a large money center bank, if you have a bank account with that bank, you cannot actually use it to pay off the credit card debt, and this again creates unfriendly consumer experiences. To tackle that we have built our own platform of microservices, from instant payments to instant money movements to risk models for our credit products, really riding on our own rails. We have over 55 machine learning models running at any time, and 99% of the processes are automated in our ecosystem. We have developed a chat bot and we have invested significantly in service delivery. We have taken a playbook from some of the best consumer apps in the world really to drive our service delivery. If a consumer wants to change their account details or change terms, they can do that themselves, creating a high NPS score for us, increasing customer satisfaction and then, over time, reducing our cost of service. We are first and foremost a technology company, and we have a strong track record of releasing new products in our product layer. All of our accounts have interoperability. Money moves instantly between those accounts. And because of the investments we have made in our technology stack, we now have the ability to deliver new products from prototype to delivery inside of six months.

As you go to slide 15, if we first think of ourselves as a technology company, secondly, we are certainly a data science company. We have a unique lens into the lives of our customers. We have deep insight into financial and non-financial behavior. Our members have connected over 13 million third-party bank accounts to us. We have provided advice on over $390 billion of transactions over time through our personal financial management capabilities. We are ingesting over a billion transaction data points on a daily basis, across a hundred different integrated data sources. This vast real-time consumer data flow allows us to accrete value back to our customers. We are able to make inferences, categorizations and predictions about what may happen. We may have conversations with our customers around, ‘Hey, you may be running out of money, or you may have a low balance in your account, and you may be incurring fees’ with their incumbent institutions. We are also then telling them insights: ‘Move money from account A to B’. As we think about the future of finance, as we think about where finance will be in five years, we always talk about it not being a rote checking account or a rote investment manager. The way we are architecting our data allows us to drive the next generation of financial products.

Business Combination Call	Friday, February 12, 2021

If you go to slide 16, our data also allows us to create very personalized and contextualized product journeys for our customers. We talk about the monster in the industry – that there is a one-size-fits-all approach to creating a mortgage product or credit card product. We take a different approach. We think of our customers in personas. We do not think of them necessarily in just heuristics of whether they are a $40,000 to $120,000 household, or whether they are a 550 to 750 FICO score customer. We instead think of them as the builder, the adventurer, the optimist and the hopeful. While there may be overlap in heuristics of income and savings, we are now able to use our computational capabilities to have a very precise conversation around what is exactly the optimal savings rate for a builder, what is exactly safe to spend for a hopeful. And because we are able to now quantify hopes and aspirations and have a playback to these consumers through our Financial Heartbeat, we are now able to influence the order of operations in which they see our different products. Our platform approach – the multi-account use approach – is further bolstered by our ability to take a data-driven approach to creating a very personalized journey through the MoneyLion ecosystem.

If you go to slide 17, this page talks about our product philosophy. MoneyLion’s products are essential to the daily lives of our customers. Over the years since 2013, we have gained incredible insights in how Americans live. We know that they have times of excess, usually nine to ten months out of the year, and they have times of need, usually two to three months out of the year. And our ability to provide essential products through RoarMoney, through our fully managed investment account, and then, in times of need, of our various credit products, allows consumers to collateralize their good behavior in those times of excess to be able to borrow in a very low-rate environment in those times of need.

To go to slide 18, I will walk you through now our product journey. At the top of the funnel, our conversations with our customers begin with RoarMoney, our digital bank account. We partner here with Metabank. They are the backend bank that supports RoarMoney. They actually invested in our series C round, so we are proud to have them as a partner. And with RoarMoney we are now able to deliver essential e-commerce solutions. With MasterCard, we provide purchase protection up to $1,000. We are linking in cash and, soon to come, crypto rewards. We are taking the best from American Express and Chase Sapphire credit card programs and we are pointing that to debit card users. And we also give our customers essential products for payroll management, like getting paid two days early, paying bills right through the app. And we are proud to say that not only here in the United States, but globally, our digital bank is one of the most feature-rich digital banking platforms today. We have talked a lot about the platform approach. Digital banking allows us to start having a conversation about both assets and both liabilities. We are then able to take our acute understanding of the customer – the builder, the optimist, the adventurer, the hopeful – and start having conversations about what to do next. For some of our members, you will see on page 19 that Instacash is a very popular proposition. Instacash is a 0% APR salary advance, and for those times of need, it allows customers to bring forward from the next pay period $250 or more into the current consumption period. What we have seen – initially, we have started the product as an overdraft replacement. What we see is that the confluence of the virtuous cycle of using Instacash with our RoarMoney account creates delightful user experiences. Consumers are able to pull forward Instacash, have it funded instantly into their RoarMoney bank account, and then their virtual card is provisioned into Apple Pay or Google Pay and they are able to spend it instantly. We see that the use case for Instacash has turned a lot more into an e-commerce product.

Business Combination Call	Friday, February 12, 2021

In addition to Instacash, some of our members may find use for Credit Builder Plus. On page 20, you will see that we had pioneered the membership program back to 2017. Credit Builder Plus today is a program for that segment of our population that wants to rapidly increase their credit score. For a monthly subscription, we bundle in the best of our digital bank, the best of our investment manager, the best of our credit health literacy. We partner with TransUnion to provide an incredible amount of content and capabilities around credit score management. We have always said that the credit score is not a pretty three-digit number, but instead the risk premium for accessing products for the American middle-class household. It is the type of house that you live in, the type of car they can drive. And we believe that by providing our Credit Builder loan options, which we report back to all three bureaus, we are able to positively impact for a majority of our customers a 60-point increase in their credit score in the first 60 days of using the product. When we talk about generating mutual benefit, we believe Credit Builder Plus has high impact and high value for our customers.

Let us go to slide 21. We have also built a full-scale industrial-strength robo-advisor or fully managed investment account for 90% of our members. This investment account is their first foray into investing. We are taking sound principles of core satellite asset allocations, and we are having very unique conversations with our customers. They are telling us their intentions. They are telling us their preferences. They are telling us when they want to retire. They are telling us when they want to buy a car, when they want to change from being a renter to a homeowner. And as we talk about advice, and as we talk about one of the core differentiators of MoneyLion is of course the ability to build beautiful low-friction, high-conversion financial accounts, but wrapping it with an advice layer, which allows us to have a conversation with our customers across inflection points and say, ‘Here is exactly the optimal route for you towards your financial goals.’ The investment account allows us to have that conversation. Consumers are starting to auto-invest with us. They are starting to micro-invest. They are using our Global X personalized portfolios or Wilshire core strategies, and they are starting to have a conversation about what to do next.

To go to slide 22, we have been very proud of our Financial Heartbeat. This allows us to play back to consumers exactly where they are in their path towards financial wellness, because we now have the core chassis of the digital bank account, the credit capability, the investment capability, the credit score capability, we are now able to give tailored guidance around not just financial products but non-financial products as well. Our Financial Heartbeat is a popular feature that engages our customers across inflection points.

Business Combination Call	Friday, February 12, 2021

On slide 23, we talk a little bit about our strategy, our precision-guided advice. We have the ability to give advice on today money, tomorrow money and future money. If you look at our core accounts on the left side of the page, we are helping our customers avoid overdraft fees, improve their credit score, pay bills, manage surprise expenses, build a rainy-day fund and open an investment account. In 2020, we made an acquisition of Wealth Technologies, and that now allows us to have conversations about the entire optimal basket of financial products. If you think about it, most Americans are not even optimizing what their employer is giving them. They are not optimizing their 401k match, their HSA benefits, other term and life benefits that they may be getting from their employer. We are ingesting all of that data to give a full picture to consumers, and we are now also able to have conversations around whether it is okay to take that vacation or buy that house. So, if you think about our strategy, we are trying to go from platform to aggregator, where we become the arbiter of the total basket of financial and non-financial products that the consumer is using.

And we distil that strategy in an easy-to-handle, lovable content strategy. If you go to slide 24, you will see that MoneyLife is our low-cost user acquisition and engagement platform. In 2020, we had a lot of success with building a lot of content around COVID-19, pandemic relief, employment, and we saw that over 60% of our users in 2020 were coming from organic channels. We are going to continue doubling on that content strategy that, at a low cost, has worked really well for us. We are going to do more video-first, influencer-first, community-first content to drive financial advice and education. We are going to work with our myriad of partners in our ecosystem to drive more ways to earn rewards, save on shopping and e-commerce. And we believe that our content strategy over time will drive better economics. There will be lots of synergies with the way we do digital marketing with our brand sponsorship. We will expand our top of the funnel. We will increase our cross-sell and ultimately reduce CAC. We are always thinking in growth loops, and we are always looking at ways to leverage our partners’ distribution capabilities, in addition to ours, to really cross-sell our core banking, credit, investing capabilities, along with the products that our partners are creating. And if you think about our advice layer, we are in the perfect position to surround the customer with the exact units of financial and non-financial products that they may need.

If you go to slide 25, talking about our growth drivers, you will see that our management team thinks differently. We are one of the most innovative teams in American fintech. We have brought to market multiple lines of businesses, and we have scaled them. We sit at a position now where we have the ability to really think of a SPAC transaction to bring forward growth equity, to continue penetrating an enormously large addressable market. We are going to continue increasing our top-of-the-funnel conversion by bringing more rewards to our customers. We are going to cross-sell our own products with our third-party partners. And as we learn consumer preferences, we will roll out new products. A strategy is to go from being a platform today to an aggregator in the future as the number of users on our digital bank increases.

As you think about new products, in 2021 we are super proud and excited about what we are able to bring to market. Launching in 2021 will be Pay Over Time. We already have a large established base of digital bank customers, so giving them the option to pay over time – for example, if a consumer purchases something at Target for $200, then having the ability to finance that over one, two, three or four instalments is an easy use case for us to deliver based on the technology rails that we have already built. The same thing with secured credit card. Our Credit Builder Plus program today already allows folks that are investing in their investment account to borrow at low interest rates on an instalment loan. We will soon be putting that on a credit card. And with our crypto platform, we want to engage our customers. We want to continue serving our mission of creating financial access. And as the zeitgeist at the moment is to get access to digital assets, we will create ways for our consumers, for our RoarMoney digital bank customers, to round up and earn rewards and digital assets. None of the net revenue from these products is included in our financial projections, but we believe all three of these could be meaningful businesses for us in the next 18 months, and we are excited about our ability to deliver them in due course.

Business Combination Call	Friday, February 12, 2021

So I will pause there, and I will turn it over to our CFO, Rick Correia, to walk you through the financial road map. Thank you.

Rick Correia: Great. Thanks, Dee. It is my pleasure to be here today to talk about MoneyLion and our public entrance.

Moving to slide 28, we report in four revenue segments. The first is around Payments. This is where our users benefit from our bank platform, RoarMoney. They use it as a payment mechanism to meet all of their daily consumption needs, and we make money by receiving merchant-paid interchange, out-of-network ATM fees, and then a nominal admin fee for the use of the platform.

In the Fee segment, which is our largest segment, this is where we attack the overdraft fee pool with our Instacash product and help our customers avoid the high-cost traditional bank fees, while we generate revenue through an optional instant transfer convenience fee, as well as an optional tip. In addition to that, within theFfee segment we have the Credit Builder Plus program that Dee talked about. This is where users can realize higher FICO scores and get access to low-cost secured credit through a membership subscription. And that membership subscription is complete with banking, borrowing, investing and advice. In addition to that, there is a rewards component that allows users to earn membership rebates to offset the cost of the membership, which get deposited into their investment account so they continue to build that habit of saving.

The next segment is Advice, and, as Dee talked about in the Advice segment, this is really the wrapper around all of our products. This is where we are using our data-driven insights about our customer to be able to offer both third-party financial and non-financial products to generate affiliate referral fees. In addition to that, our customers have access to an investment account, which is typically their first investment account, and it gives them the ability to auto-invest and have access to a thematic investing portfolio. And for that there is a nominal investment account fee.

And then lastly, Interest is our smallest revenue segment. Through the Credit Builder Plus program, we give customers access to low-cost secured credit. And while this is a feature that is typically reserved for the 1% high-net-worth segment, we democratize access to this type of product. While net interest margin is a part of the overall revenue equation, it is not that material for us because we focus on getting low-cost access and improving credit outcomes.

Business Combination Call	Friday, February 12, 2021

So, jumping over to user growth on slide 29, we understand this customer segment deeply, and we know how to acquire them efficiently. In fact, we spent only $11 million in 2020 to acquire over 500,000 customers. So now that we have our proven economics, we plan to use about $200 million of the proceeds from this transaction to invest in acquiring about 6 million users over the next three years. We believe we have built a very efficient funnel. If you look at the marketing increase, while it is material for us, when you compare us against our peers, it is much less of a percentage of revenue relative to those companies, and we believe this demonstrates the overall power of the platform.

Speaking of this power, slide 30 walks you through a visual representation. When we have our first product that the user takes on the platform, we have strong unit economics. We generate about $150 of ARPU with one or more products. Once we have a customer on the platform, we start cross-selling and drive ARPU expansion. As you can see, we will move from $150 for one product to $200 for our customer base that has two-plus products, which today is about 40% of our users. And then, as we continue cross-selling users, ARPU steps up to about $250. Our historical payback period is four months – an exceptionally low payback period. This is why we have such confidence in continuing to scale revenue and margins once we start to cross-sell products.

Now on to slide 31. If you look at our current revenue mix going forward, we are going to continue to be paid for helping customers with daily transactions and avoiding excessive bank charges, so we expect our Fee business will grow to about a $250 million business by 2023 and will get about 60% of the revenue mix. But the power of the platform is the correlation between the Fee revenue segment and the Advice and Payment segments. Those are the beneficiaries as we bring more customers into the top of the funnel and we cross-sell them. These two revenue lines will each become almost 20% of the revenue mix of our overall revenue base, so we end up with this very balanced revenue mix where we have half the money we make is from when customers have access, and the other half of the money is when our customers fall short and need some help.

And then, from an inflection point perspective on slide 32, what you will see is that these two charts demonstrate that our platform allows us to grow aggressively on the left-hand side from a net revenue perspective, while improving margins on the right-hand side. We will exit Q4 at about $100 million run rate revenue, and that is going to grow up to approximately $420 million of top-line revenue in 2023. And that is because we have invested heavily in the platform. We did not try to just solve one customer problem; we built a platform that solves many problems. And, as a result, we have many monetization engines ready to accelerate. Hence the inflection point we are referencing. Looking at contribution margin, this is a non-GAAP measure and it approximates gross profit, but it is a key measurement for profitable growth. And by leveraging the platform and the scale, we believe we can drive margin from about $62 million exiting Q4 to about $330 million by 2023. You can see that our margin jumps up from about 61% to 78% as we continue to cross-sell our customer base.

And if we come down to 2021 – the revenue bridge on slide 33 – we are looking to grow revenue from $102 million, which is our Q4 run rate, to $144 million or about 40% growth. We expect the SPAC proceeds to increase our marketing spend about 150% in 2021 and are targeting an 80% increase in our users. So hopefully you can tell that, given our unit economics and the diverse revenue streams, we feel really confident about achieving our 2021 plan.

Business Combination Call	Friday, February 12, 2021

Next, on slide 34, we have talked a lot about net revenue and contribution profit, because of course we are just very focused on aggressive growth. Looking at a 77% CAGR on net revenue, contribution profit will grow by 96% over the next three years, but we did want to give some transparency in terms of profitability, because we do believe building our platform with a line of sight to net income profitability is unique in the marketplace, and you can see us getting there in 2023. As we think about our journey, given the diverse revenue stream and the contribution profit margins you see jumping up to about 78% in 2023, along with the SPAC proceeds, we also feel very confident about achieving our 2023 plan.

Now I am going to turn it over to Jeff, who will talk about valuation.

Jeff Gary: Thanks, Rick. We are very excited about MoneyLion, as we believe it offers a very attractive valuation relative to its peers. MoneyLion’s two-year forecasted revenue CAGR of 84% is substantially higher than all of its peers on this page. The $2.4 billion valuation based on 2022 revenues is only 9x, which is a meaningful seven turn or nearly 50% discount to the median multiple of 16x. Also, the multiple valuation to revenue growth is the lowest among the peers.

In summary, MoneyLion exceeded all of Fusion’s investment criteria. This includes a world-class management team, a leading market position with clear competitive advantages, a proprietary and differentiated technology platform, a balance-sheet-light business model, and, importantly, it is entering an inflection point with higher growth rates and margins, along with a clear path to profitability. We view MoneyLion as a high-tech distribution infrastructure business that has very low CAC and can distribute many new products to continue to drive very high growth. When we combine these factors along with a discounted valuation, and that revenues from new products are not included in the financial forecast, we believe this makes MoneyLion a very compelling investment opportunity. We appreciate your time and attention today. Thank you for joining us.

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